FILED VIA EDGAR
                                                              ---------------

October 20, 2006


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  CM Advisers Family of Funds
          File Nos. 811-21260


     Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find a copy of the executed Investment Company Protection Bond (the "Bond") for the CM Advisers Family of Funds ("Registrant") under Exhibit 99-1.

     Also enclosed is a copy of the Board meeting resolutions of the Registrant, which were adopted by the Board of Trustees, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Registrant approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

     Premiums have been paid for the Bond for the period beginning October 1, 2006 to October 1, 2007.

     If you have any questions about this filing, please contact the undersigned at (513) 587-3418.


Very truly yours,


/s/ Tina H. Bloom

Tina H. Bloom
Vice President